WOODSIDE

04046203

2 November 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
NOV 1 2 2004
WASH. D.C. 202 SECTION

SUPPL

Dear Sir/Madam

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 2 November 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Glyn Geen
Assistant Company Secretary

PROCESSED
NOV 2 4 2004 E
THOMSON
FINANCIAL

Jlw 11/23

1954 2004

ANNOUNCEMENT
(ASX: WPL)

1954 2004
Commitment to Growth

WOODSIDE

TUESDAY 2 NOVEMBER 2004
10.30AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 26 October 2004.

PSC-B, Block 4 Tiof-3 ST2 and Capitaine-1A

Tiof-3 ST2 Appraisal well
Preparations to flow test the well continued on the "West Navigator" drill ship.

Capitaine-1A Exploration Well
The "*Stena Tay*" rig drilled the 12-1/4 inch hole to 2718 metres where 9-5/8 inch casing was set. At midnight on 1 November the current operation was preparing to run a casing hanger seal assembly prior to drilling ahead in 8-1/2 inch hole to the planned total depth of approximately 3125 metres.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells to be drilled early in the 2004-05 drilling campaign are shown on the attached map.

Wells are expected to be drilled in three production sharing contract areas during the campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B	PSC-C2
Woodside group companies (Operator)	53.846%	53.846%	48%
Hardman group companies	24.3%	21.6%	28.8%
BG group companies	13.084%	11.63%	--
Premier group companies	--	9.231%	--
Fusion group companies	4. 615%	--	--
ROC Oil group companies	4.155%	3.693%	3.2%
Energy Africa	--	--	20%